
Mail Stop 3720

December 2, 2016

Iuliia Gitelman
President
Lazex Inc.
68/29 Husitska St.
Zizkov, Prague
Czech Republic 13000

> **Re:** **Lazex Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2016**
> **File No. 333-214463**

Dear Ms. Gitelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your prospectus that Lazex, Inc. is currently a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration

statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital.

2.  Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

3.  It appears that, in addition to your principal executive office being located in the Czech Republic, your sole officer and director and the company's assets will all be located in the Czech Republic. Please include a risk factor heading and disclosure to disclose these facts and provide a discussion of the risks specific to effecting service of process, enforcing judgments, and bringing original actions in the Czech Republic. Please also discuss where you intend to conduct business, where you intend focus your marketing efforts, and what language will be used on your proposed website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications